UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 13 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13 to Schedule 13D)*

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

Mike Ringler

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Names of Reporting Persons Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

This Schedule 13D amends the Schedule 13D initially filed by Elon Musk (the “Reporting Person”) with the Securities and Exchange Commission on April 5, 2022 with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”), which was subsequently amended on April 11, 2022, April 14, 2022, April 21, 2022, April 26, 2022, April 27, 2022, May 5, 2022, May 25, 2022, June 6, 2022, July 8, 2022, August 30, 2022, September 9, 2022 and October 4, 2022 (collectively, including this amendment, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Merger Agreement

As previously disclosed, on April 25, 2022, Twitter, Inc. (“Twitter”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with X Holdings I, Inc. (“Parent”), X Holdings II, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), and, solely for the purpose of certain provisions of the Merger Agreement, Elon R. Musk. On October 27, 2022, pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into Twitter (the “Merger”), with Twitter surviving the Merger and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). Parent is majority-owned and controlled by Mr. Musk. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Twitter’s common stock (subject to certain excluded shares set forth in the Merger Agreement) was canceled and converted into the right to receive $54.20 in cash, without interest (the “Merger Consideration”). All other excluded shares described above were automatically canceled and retired immediately prior to the effective time of the Merger.

Following the consummation of the transactions contemplated by the Merger Agreement, the shares of Common Stock are to be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Rollover and Contribution Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a rollover and contribution agreement with Parent (the “Rollover and Contribution Agreement”), pursuant to which Mr. Musk contributed 73,115,038 shares of Class A Stock to Parent in exchange for equity interests in Parent immediately prior to the closing of the Merger.

The Reporting Person is the Chief Executive Officer of the post-Merger Company.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) As described in this Schedule 13D, as of October 27, 2022, the Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit T: Rollover and Contribution Agreement, dated October 27, 2022, by and among X Holdings I, Inc. and Elon R. Musk.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

ELON R. MUSK

/s/ Elon R. Musk